Exhibit 99.1

Nano Dimension Reports 2018 Second Quarter Financial Results

Conference call to be held today at 09:00 a.m. EDT

Ness Ziona, Israel, August 6, 2018 – Nano Dimension Ltd., a leading additive electronics provider (Nasdaq, TASE: NNDM), today announced financial results for the second quarter ended June 30, 2018.

Nano Dimension reported revenues of $1,088,000 for the second quarter of 2018. The Company ended the quarter with $11,601,000 in cash, while total loss for the second quarter was $3,770,000.

“Nano Dimension experienced continued success in the second quarter, as multiple sales to leading companies throughout the world demonstrated growing interest in the DragonFly 2020 Pro 3D printer,” said Amit Dror, Chief Executive Officer of Nano Dimension. “Additionally, Nano Dimension became a U.S. Department of Defense certified vendor, allowing us to pursue new sales and relationships with the U.S. federal government agencies.”

“As we continue to expand and strengthen our global reseller network, we are seeing results with key sales in major markets. In the Asia-Pacific region, and specifically in China, we made significant progress during the second quarter. We entered into a strategic agreement with Aurora 3D, a leading reseller in mainland China, and we opened our fourth Customer Experience Center in our new Hong Kong facility, located in the Hong Kong Science and Technology Park. We expect continuous growth with the support of our resellers and strategic partners,” concluded Mr. Dror.

Second Quarter 2018 Financial Results

●	Total revenues for the second quarter of 2018 were $1,088,000, compared to $635,000 in the first quarter of 2018 and $142,000 in the second quarter of 2017. The increase was attributed to higher commercial sales of the DragonFly 2020 Pro 3D printer that began in the fourth quarter of 2017.

●	Research and development (R&D) expenses for the second quarter of 2018 were $2,063,000, compared to $2,548,000 in the first quarter of 2018 and $2,955,000 in the second quarter of 2017. The decrease compared to both the first quarter of 2018 and the second quarter of 2017 was mainly attributed to a decrease in payroll and related expenses.

●	Sales and marketing expenses for the second quarter of 2018 were $1,086,000, compared to $786,000 in the first quarter of 2018 and $463,000 in the second quarter of 2017. The increase compared to the first quarter of 2018 was mainly attributed to an increase in payroll and related expenses and marketing and advertising expenses. The increase compared to the second quarter of 2017 was mainly attributed to an increase in payroll and related expenses, marketing and advertising expenses and depreciation expenses.

●	General and administrative (G&A) expenses for the second quarter of 2018 were $609,000, compared to $885,000 in the first quarter of 2018 and $1,040,000 in the second quarter of 2017. The decrease compared to the first quarter of 2018 was mainly attributed to a decrease in professional services expenses. The decrease compared to the second quarter of 2017 was mainly attributed to a decrease in professional services expenses and directors’ fees.

●	Net loss for the second quarter of 2018 was $3,770,000, or $0.04 per share, compared to $4,123,000, or $0.05 per share, in the first quarter of 2018 and $4,737,000, or $0.09 per share, in the second quarter of 2017. The decrease compared to the first quarter of 2018 and the second quarter of 2017 was mainly attributed to a decrease in R&D and G&A expenses, as described above.

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Six Months Ended June 30, 2018 Financial Results

●	Total revenues for the six months ended June 30, 2018 were $1,723,000, compared to $260,000 in the six months ended June 30, 2017. The increase was attributed to commercial sales of the DragonFly 2020 Pro 3D printer that began in the fourth quarter of 2017.

●

R&D expenses for the six months ended June 30, 2018 were $4,611,000, compared to $5,370,000 in the six months ended June 30, 2017. The decrease resulted primarily from a decrease in payroll and related expenses and materials expenses.

The R&D expenses for the six months ended June 30, 2018 are presented net of government grants in the amount of $21,000.

●	Sales and marketing expenses for the six months ended June 30, 2018 were $1,872,000, compared to $922,000 in the six months ended June 30, 2017. The increase was mainly attributed to an increase in payroll and related expenses, marketing and advertising expenses and depreciation expenses.

●	G&A expenses for the six months ended June 30, 2018 were $1,494,000, compared to $1,944,000 in the six months ended June 30, 2017. The decrease was mainly attributed to a decrease in professional services expenses and directors’ fees.

●	Net loss for the six months ended June 30, 2018 was $7,893,000, or $0.09 per share, compared to $9,226,000, or $0.18 per share, in the six months ended June 30, 2017.

Balance Sheet Highlights

●	Cash and cash equivalents totaled $11,601,000 as of June 30, 2018, compared to $6,103,000 on December 31, 2017. The increase compared to December 31, 2017 mainly reflects proceeds received from the sale of American Depositary Shares representing the Company’s ordinary shares in the first quarter of 2018, less cash used in operations during the six months ended June 30, 2018.

●	Shareholders’ equity totaled $23,039,000 as of June 30, 2018, compared to $18,166,000 as of December 31, 2017.

Conference call information

The Company will host a conference call to discuss these financial results today, August 6, 2018, at 09:00 a.m. EDT (04:00 p.m. IDT). Investors interested in participating are invited to register for the conference call here: http://dpregister.com/10121746. Dial-in numbers, including a local Israeli number and instructions, will be provided upon registration. U.S. Dial-in Number: 1-866-777-2509, International Dial-in Number: 1-412-317-5413, Israel Toll Free Dial-in Number: 1-80-9212373. Please request the “Nano Dimension NNDM call” when prompted by the conference call operator. The conference call will also be webcast live from the Investor Relations section of Nano Dimension’s website at http://investors.nano-di.com/events-and-presentations.

For those unable to participate in the conference call, there will be a replay available from a link on Nano Dimension’s website at http://investors.nano-di.com/events-and-presentations.

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About Nano Dimension

Nano Dimension (Nasdaq, TASE: NNDM) is a leading electronics provider that is disrupting, reshaping, and defining the future of how cognitive connected products are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features. Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension's products and services for rapid prototyping and short-run manufacturing. For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. For example, Nano Dimension is using forward-looking statements when it discusses pursuing new sales and relationships with U.S. federal government agencies, and expectations regarding continuous growth with the support of resellers and strategic partners. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 15, 2018, and in any subsequent filings with the SEC. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: Nano Dimension’s ability to increase sales and revenue, its burn rate, and its ability to continue as a going concern. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third party websites.

CONTACT INVESTOR RELATIONS:
Miri Segal-Scharia

CEO

MS-IR LLC
917-607-8654
msegal@ms-ir.com

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Consolidated Statements of Financial Position as at

	June 30,		December 31,
	2017	2018	2017
(In thousands of USD)	(Unaudited)	(Unaudited)

Assets
Cash and cash equivalents	16,495	11,601	6,103
Restricted deposits	222	20	107
Trade receivables	--	628	94
Other receivables	1,181	653	583
Inventory	175	2,488	2,336
Total current assets	18,073	15,390	9,223

Restricted deposits	122	329	346
Property plant and equipment, net	4,404	5,248	5,172
Intangible assets	7,081	6,369	6,755
Total non-current assets	11,607	11,946	12,273
Total assets	29,680	27,336	21,496

Liabilities
Trade payables	820	1,162	512
Other payables	2,184	1,929	1,683
Total current liabilities	3,004	3,091	2,195

Liability in respect of government grants	774	934	833
Other long-term liabilities	329	272	302
Total non-current liabilities	1,103	1,206	1,135
Total liabilities	4,107	4,297	3,330

Equity
Share capital	2,301	3,291	2,307
Share premium	44,210	58,613	45,722
Treasury shares	(1,509)	(1,509)	(1,509)
Warrants	1,204	13	33
Presentation currency translation reserve	941	1,431	1,431
Capital reserve from transactions with controlling shareholders	63	63	63
Capital reserve for share-based payments	5,728	5,152	6,241
Accumulated loss	(27,365)	(44,015)	(36,122)
Total equity	25,573	23,039	18,166
Total liabilities and equity	29,680	27,336	21,496

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Consolidated Statements of Profit or Loss and Other Comprehensive Income

(In thousands of USD, except per share amounts)

	For the Six-Month Period Ended June 30,			For the Three-Month Period Ended June 30,			For the Year ended December 31,
	2017(*)		2018	2017(*)		2018	2017(*)
	(Unaudited)		(Unaudited)	(Unaudited)		(Unaudited)

Revenues	260		1,723	142		1,088	829

Cost of revenues	82		1,124	40		788	409

Cost of revenues - amortization of intangible	365		386	181		193	743

Total cost of revenues	447		1,510	221		981	1,152

Gross profit (loss)	(187)		213	(79)		107	(323)

Research and development expenses, net	5,370	(**)	4,611	2,955	(**)	2,063	10,820

Sales and marketing expenses	922	(**)	1,872	463	(**)	1,086	2,183

General and administrative expenses	1,944	(**)	1,494	1,040	(**)	609	3,362

Operating loss	(8,423)		(7,764)	(4,537)		(3,651)	(16,688)

Finance income	55		47	40		23	102

Finance expense	858		176	240		142	917

Total comprehensive loss	(9,226)		(7,893)	(4,737)		(3,770)	(17,503)

Basic and diluted loss per share	(0.18)		(0.09)	(0.09)		(0.04)	(0.31)
Basic and diluted loss per ADS	(0.90)		(0.45)	(0.45)		(0.20)	(1.54)

* Presented according to the change in our functional and presentation currency from NIS to U.S. dollars, effective January 1, 2018. The change in functional currency is accounted for prospectively from that date. Accordingly, comparative profit or loss figures have been translated into U.S. dollars using average exchange rates for the reporting periods.

**   Reclassified

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Consolidated Statements of Changes in Equity (Unaudited)

(In thousands of USD)

	Share capital	Share premium	Treasury shares	Warrants	Presentation currency translation reserve	Capital reserve from transactions with controlling shareholders	Capital reserve for share- based payments	Accumulated loss	Total equity

For the six months ended June 30, 2018:
Balance as of January 1, 2018	2,307	45,722	(1,509)	33	1,431	63	6,241	(36,122)	18,166
Issuance of ordinary shares, net	981	11,490	--	--	--	--	--	--	12,471
Exercise of options	3	874	--	--	--	--	(877)	--	--
Expiration of options	--	527	--	(20)	--	--	(507)	--	--
Share-based payments	--	--	--	--	--	--	295	--	295
Net loss	--	--	--	--	--	--	--	(7,893)	(7,893)

Balance as of June 30, 2018	3,291	58,613	(1,509)	13	1,431	63	5,152	(44,015)	23,039

For the three months ended June 30, 2018:
Balance as of April 1, 2018	3,290	57,815	(1,509)	33	1,431	63	5,860	(40,245)	26,738
Exercise of options	1	618	--	--	--	--	(619)	--	--
Expiration of options	--	180	--	(20)	--	--	(160)	--	--
Share-based payments	--	--	--	--	--	--	71	--	71
Net loss	--	--	--	--	--	--	--	(3,770)	(3,770)

Balance as of June 30, 2018	3,291	58,613	(1,509)	13	1,431	63	5,152	(44,015)	23,039

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